EXHIBIT 99.1

RADA ELECTRONIC INDUSTRIES RECEIVES AN ORDER FOR TACTICAL AIR SURVEILLANCE RADAR

Netanya, Israel, June 30, 2015 RADA Electronic Industries of Netanya, Israel announced today that it  received an order to produce and supply a tactical air surveillance radar to a leading European defense contractor. The radar will be delivered later this year.

The multi-mission hemispheric radar (MHR) is an S-band, software-defined, Pulse-Doppler, active, electronically scanned array (AESA) radar. It has sophisticated beam-forming capabilities and advanced signal processing, provides multiple missions on each radar platform and offers a unique price point.
The MHR, operating in its’ RPS-42 aerial surveillance mission, detects and tracks multiple aerial targets, ranging from transport aircraft – through high performing fighter aircraft – down to the smallest multi-copter nano UAVs (unmanned aerial vehicles). As a result, several customers have selected the RPS-42 for aerial surveillance missions.

"We are very pleased with this order. While the order is not large, it comes from a new customer and we believe it confirms our global presence in this growing market. The European market is demonstrating increased interest in our radars and inertial navigation systems and is gradually becoming one of our major markets,” said Zvi Alon, RADA’s CEO.

About RADA

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sale of tactical land radar systems for force and border protection, inertial navigation systems for air and land applications, and avionics systems and upgrades.

Contact Details:

RADA
Dubi Sella (CBDO)
Tel: +972-9-892-1111
mrkt@rada.com
www.rada.com